April 21, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:              Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

cc:                      Julie Marlowe
                           Steve Lo

Re:           Cortronix Biomedical Advancement Technologies, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2013
Filed February 21, 2014
File No. 000-53700

Dear Ms. Jenkins:

In regard to your review of our filing we respond hereby provide responses and confirm that we have filed our Form 10-K/A – Amendment No. 1 on April 21, 2014:

Form 10-K for the Fiscal Year ended August 31, 2013

Item 9A. Controls and Procedures, page 23

Evaluation of Disclosure Controls and Procedures, page 23

Comment:

1.
We note your conclusion indicating that your disclosure controls and procedures were not effective as of August 31, 2012.  Please amend your filing to state whether your disclosure controls and procedures were effective as of the end of the period covered by the report (i.e., August 31, 2013) pursuant to Item 307 of Regulation S-K.  If you conclude disclosure controls and procedures were effective as of August 31, 2013, please explain to us the basis for that conclusion considering internal controls over financial reporting were not effective as of that same date.

Response:

The date of August 31, 2012 was a typographical error.   We have amended to the correct date which was August 31, 2013 on our Amendment No. 1 to Form 10-K filed on April 16, 2014.

Comment:

2.           We remind you that a smaller reporting company’s filings on Form 10-K are due 90 days afteryear-end and filings on Form 10-Q are due 45 days after the end of the most recent quarter.  Youmay file a notification of inability to timely file these documents for an automatic extension of time to file of 15 days and 5 days for the Form 10-K and Form 10-Q, respectively, but no further extension of time to file is granted.  Please refer to Rule 12b-25 of the Exchange Act and confirm your understanding of the filing requirements.

Response:

We have referred to  Rule 12b-25 of the Exchange Act and confirm  our understanding of the filing requirements to be that the company’s filings on Form 10-K are due 90 days after year-end and filings on Form 10-Q are due 45 days after the end of the most recent quarter.  We further understand that we may file a  notification of inability to timely file these documents for an automatic extension of time to file of 15 days and 5 days for the Form 10-K and Form 10-Q, respectively, but no further extension of time to file is granted.   The late filings are due to a situation whereby the Company cannot not raise sufficient capital to pay the required accounting, audit, and filing fees.   We are currently attempting to raise sufficient funds to pay outstanding amounts to our service providers and to have funding for ongoing filing requirements and if possible to finalize our business plan.  We intend to endeavor to file within the timelines provided under the Rule 12b-25 of the Exchange Act going forward, assuming we can successfully raise the required funding for the payments required to service providers.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this information and the respective Form 10-K/A, Amendment No. 1 and Form 10-Q/A Amendment No. 1 and the supplemental information provided  has addressed all of your comments.  We will await your advice in regard to filing the amendments.   Please do not hesitate to contact the undersigned by email at

Yours truly,

/s/ Yoel Palomino
Yoel Palomino
President